August 27, 2010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jim B. Rosenberg
Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 10, 2010
Definitive 14A
Filed April 6, 2010
File No. 001-14094

Dear Mr. Rosenberg:
On behalf of Meadowbrook Insurance Group, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 6, 2010 (the “Comment Letter”), and have indicated, where applicable, our intent to amend a filing or provide information within our future filings. For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.
Form 10-K for Fiscal Year Ended December 31, 2009
Results of Operations
2009 compared to 2008, page 52
1.	You disclose net operating income and accident year loss ratio, two non-GAAP measures. Please provide the disclosures required by Item 10(e) of Regulation S-K.
Management’s Response:
In response to comment #1 on the Form 10-K for Fiscal Year Ended December 31, 2009, under Results of Operation, 2009 compared to 2008, the following revised disclosures will apply in 2010 and be included with the Form 10-Q filing for the nine months ended September 30, 2010. We have included the original disclosures as filed in our 2009 Form 10-K, followed by the proposed expanded disclosures as required by Item 10(e) of regulation S-K. The proposed expanded disclosures are indicated in bold and underlined below.

26255 American Drive, Southfield, MI 48034-6112
P: 248.358.1100, 800.482.2726 F: 248.358.1614 www.meadowbrook.com

(response to net operating income)
Net income for the year ended December 31, 2009, increased 92.2%, or $25.3 million to $52.7 million, or $0.92 per dilutive share, compared to net income of $27.4 million, or $0.61 per dilutive share, for the comparable period of 2008. Net operating income, a non-GAAP measure, increased $14.7 million, or 37.9%, to $53.5 million, or $0.93 per dilutive share, compared to net operating income of $38.8 million, or $0.86 per dilutive share for the comparable period in 2008, with lower weighted average shares outstanding. Total diluted weighted average shares outstanding for the year ended December 31, 2009 were 57,413,391, compared to 44,995,712 for the comparable period in 2008. This increase in the weighted average shares is primarily the result of the equity issued in connection with the ProCentury merger.
Net operating income and net operating income per share are non-GAAP measures that represent net income excluding net realized gains or loss, net of tax. The most directly comparable financial GAAP measures to net operating income and net operating income per share are net income and net income per share. Net operating income and net operating income per share are intended as supplemental information and are not meant to replace net income nor net income per share. Net operating income and net operating income per share should be read in conjunction with the GAAP financial results. The following is a reconciliation of net operating income to net income, as well as net operating income per share to net income per share:

	2009	2008
	(In thousands, except share and per share data)
Operating income, net of tax	$53,515	$38,817
Net realized losses, net of tax	(865)	(11,420)

Net income	$52,650	$27,397

Diluted earnings per common share:
Net operating income	$0.93	$0.86
Net income	$0.92	$0.61
Diluted weighted average common shares outstanding	57,413,391	44,995,712
We use net operating income and net operating income per share as components to assess our performance and as measures to evaluate the results of our business. We believe these measures provide investors with valuable information relating to our ongoing performance that may be obscured by the net effect of realized gains and losses as a result of our market risk sensitive instruments which primarily relate to fixed income securities that are available for sale and not held for trading purposes. Realized gains and losses may vary significantly between periods and are generally driven by external economic developments, such as capital market conditions. Accordingly, net operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. Therefore, we believe that it is useful for investors to evaluate net operating income and net operating income per share along with net income and net income per share when reviewing and evaluating our performance.

(response to accident year loss ratio)
Net loss and loss adjustment expenses (“LAE”) increased $94.2 million, or 44.3%, to $307.1 million for the year ended December 31, 2009, from $212.9 million for the same period in 2008. Our loss and LAE ratio decreased 1.3 percentage points to 60.7% for the year ended December 31, 2009, from 62.0% for the same period in 2008. This ratio is the unconsolidated net loss and LAE in relation to net earned premiums. Our accident year loss ratio, which is a non-GAAP measure, was 66.0% in 2009, compared to 66.5% in 2008. An accident year loss ratio measures losses and LAE occurring in a particular year, regardless of when they are reported and does not take into consideration changes in estimates in loss reserves from prior accident years.
Our 2009 accident year loss ratio is a good means of comparison to historical trends and current industry estimates. We continue to see favorable development primarily resulting from within our general liability line of business due to lower frequency and severity and better than expected incurred and paid claims results. To a lesser extent, we continue to experience favorable development in workers’ compensation, auto liability, and professional liability, slightly offset by unfavorable development in our excess liability line of business. In addition, we revised our estimated claims handling costs through a comprehensive actual costs study, which increased favorable development within our unallocated loss adjustment expense reserve. Our results in 2008 included after-tax catastrophe losses of $5.4 million related to Hurricanes Gustav and Ike. Additional discussion of our reserve activity is described below within the Other Items — Reserves section.
The accident year loss ratio is a non-GAAP measure which represents our net loss and LAE ratio adjusted for any adverse or favorable development on prior year reserves. The most directly comparable financial GAAP measure to the accident year loss ratio is the net loss and LAE ratio. The accident year loss ratio is intended as supplemental information and is not meant to replace the net loss and LAE ratio. The accident year loss ratio should be read in conjunction with the GAAP financial results. The following is a reconciliation of the accident year loss ratio to the net loss and LAE ratio, which is the most directly comparable GAAP measure:

	2009	2008
Accident year loss ratio	66.0%	66.5%
Favorable development on prior years	-5.3%	-4.5%

Net loss & LAE ratio	60.7%	62.0%

We use the accident year loss ratio as one component to assess our current year performance and as a measure to evaluate, and if necessary, adjust our pricing and underwriting. This is because the net loss and LAE ratio is based on calendar year information and by adjusting this ratio to an accident year loss ratio allows us to evaluate information based on the current year activity. We believe this measure provides investors with valuable information for comparison to historical trends and current industry estimates. We also believe that it is useful for investors to evaluate the accident year loss ratio and net loss and LAE ratio separately when reviewing and evaluating our performance.

Fair Value Measurements, page 106
2.	You disclose you use an independent pricing service. Please disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please include the following:
a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

e.	Whether the broker quotes are binding or non-binding; and

f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Management’s Response:
In response to comment #2 on the Form 10-K for Fiscal Year Ended December 31, 2009, under Fair Value Measurements, the following revised disclosures will apply and be included with the Form 10-Q filing for the nine months ended September 30, 2010. The proposed expanded disclosures are indicated in bold and underlined below.
4. FAIR VALUE MEASUREMENTS
     (enhanced disclosures)
According to accounting guidance for fair value measurements and disclosures, fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (“observable inputs”) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”).

(response to 2.a, 2.b, 2.c, 2.d, 2.e and 2.f)
The estimated fair values of the Company’s fixed investment portfolio are based on prices provided by a third-party pricing service and a third-party investment manager. The prices provided by these services are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The third-party pricing service and the third-party investment manager provide a single price or quote per security and the Company has not historically adjusted security prices. The Company obtains an understanding of the methods, models and inputs used by the third-party pricing service and the third-party investment manager, and has controls in place to validate that amounts provided represent fair values. The Company’s control process includes, but is not limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy. The hierarchy level assigned to each security in the Company’s available for sale portfolio is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The three hierarchy levels are defined as follows:
     (response to 2.a)
•	Level 1 — Valuations that are based on unadjusted quoted market prices in active markets for identical securities. The fair values of exchange-traded preferred and common equities and mutual funds included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The fair value measurements that were based on Level 1 inputs comprise 2.9% of the fair value of the total investment portfolio.
     (response to 2.a)
•	Level 2 — Valuations that are based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of securities included in the Level 2 category were based on the market values obtained from the third-party pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other observable market information. The third-party service monitors market indicators as well as industry and economic events.The Level 2 category includes corporate bonds, government and agency bonds, asset-backed, residential mortgage-backed and commercial mortgage-backed securities and municipal bonds. The fair value measurements that were based on Level 2 inputs comprise 96.7% of the fair value of the total investment portfolio.
     (response to 2.a, 2.d and 2.e)
•	Level 3 — Valuations that are derived from techniques in which one or more of the significant inputs are unobservable and/or involve management judgment and/or are based on non-binding broker quotes. The fair value measurements that were based on Level 3 inputs comprise 0.4% of the fair value of the total investment portfolio.

(response to 2.a, 2.d, 2.e)
For corporate, government and municipal bonds, the third-party service utilizes a pricing model with standard inputs that include benchmark yields, reported trades, issuer spreads, two-sided markets, benchmark securities, market bids/offers, and other reference data observable in the marketplace. The model uses the option adjusted spread methodology and is a multi-dimensional relational model. All bonds valued under these techniques are classified as Level 2.
For asset-backed, residential mortgage-backed and commercial mortgage-backed securities, the third-party pricing service valuation methodology includes consideration of interest rate movements, new issue data, monthly remittance reports and other pertinent data that is observable in the marketplace. This information is used to determine the cash flows for each tranche and identifies the inputs to be used such as benchmark yields, prepayment assumptions and collateral performance. All asset-backed, residential mortgage-backed and commercial mortgage-backed securities valued under these methods are classified as Level 2.
Also included in Level 2 valuation are interest rate swap agreements the Company utilizes to hedge the floating interest rate on its debt, thereby changing the variable rate exposure to a fixed rate exposure for interest on these obligations. The estimated fair value of the interest rate swaps is obtained from the third-party financial institution counterparties and measured using discounted cash flow analysis that incorporates significant observable inputs, including the LIBOR forward curve, derivative counterparty spreads, and measurements of volatility.
The Level 3 securities consist of 16 securities totaling $4.2 million or 0.4% of the total investment portfolio. These primarily represent asset-backed securities and corporate debt securities that have a principal protection feature supported by a U.S. Treasury strip. To fair value these securities the third-party investment manager uses a combination of methods. Non-binding broker/dealer quotes are used on 5 holdings. Benchmarking techniques based upon industry sector, rating and other factors are used on 10 holdings. One holding is valued using a model such as Yield Book with inputs based on information unobservable in the marketplace.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis, classified by the valuation hierarchy as of December 31, 2009 (in thousands):

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	December 31,	Identical	Observable	Unobservable
	2009	Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Debt Securities:
U.S. Government and agencies	$27,154	$—	$27,154	$—
Obligations of states and political subs	520,134	—	520,134	—
Corporate securities	267,145	—	266,455	690
Redeemable preferred stocks	4,000	4,000
Residential mortgage-backed securities	225,212	—	225,210	2
Commercial mortgage-backed securities	23,728	—	23,681	47
Asset-backed securities	21,181	—	17,759	3,422

Total Debt Securities available for sale	1,088,554	4,000	1,080,393	4,161

Equity Securities:
Perpetual preferred stock	13,313	13,313	—	—
Common stock	15,029	15,029	—	—

Total Equity Securities available for sale	28,342	28,342	—	—

Total Securities available for sale	$1,l16,896	$32,342	$1,080,393	$4,161

Derivatives — interest rate swaps	$(5,928)	$—	$(5,928)	$—

The following table presents changes in Level 3 available for sale investments measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

Fair Value
Measurement
Using Significant
Unobservable
Inputs - Level 3
Balance as of January 1, 2009	$11,991

Total gains or losses (realized/unrealized):
Included in earnings	(83)
Included in other comprehensive income	(347)

Purchases, issuances and settlements	1,987

Transfers in and out of Level 3	(9,387)

Balance as of December 31, 2009	$4,161

Total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(237)

Items Measured at Fair Value on a Nonrecurring Basis
At December 31, 2009, as classified by the valuation hierarchy, the Company held seven Level 2 and three Level 3 available for sale securities measured at fair value on a nonrecurring basis.
Form 10-Q for the three months ended March 31, 2010
Note 5 – Fair Value Measurements, page 17
3.	Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to separately indentify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-223A for examples of the inputs to be disclosed.
Management’s Response:
In response to comment #3 on the Form 10-Q for the three months ended March 31, 2010, under Note 5 – Fair Value Measurements, the following revised disclosures will apply and be included with the Form 10-Q filing for the nine months ended September 30, 2010. The proposed expanded disclosures are indicated in bold and underlined below.

NOTE 5 – Fair Value Measurements
     (these changes incorporated in responding to comment 2)
According to accounting guidance for fair value measurements and disclosures, fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (“observable inputs”) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”).
     (these changes incorporated in responding to comment 2)
The estimated fair values of the Company’s fixed investment portfolio are based on prices provided by a third-party pricing service and a third-party investment manager. The prices provided by these services are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The third-party pricing service and the third-party investment manager provide a single price or quote per security and the Company has not historically adjusted security prices. The Company obtains an understanding of the methods, models and inputs used by the third-party pricing service and the third-party investment manager, and has controls in place to validate that amounts provided represent fair values. The Company’s control process includes, but is not limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy. The hierarchy level assigned to each security in the Company’s available for sale portfolio is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The three hierarchy levels are defined as follows:
     (these changes incorporated in responding to comment 2)
•	Level 1 — Valuations that are based on unadjusted quoted market prices in active markets for identical securities. The fair values of exchange-traded preferred and common equities and mutual funds included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The fair value measurements that were based on Level 1 inputs comprise 2.9% of the fair value of the total investment portfolio.
(these changes incorporated in responding to comment 2)
•	Level 2 – Valuations that are based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of securities included in the Level 2 category were based on the market values obtained from the third-party pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other observable market information. The third-party pricing service monitors market indicators as well as industry and economic events. The Level 2 category includes corporate bonds, government and agency bonds, asset-backed, residential mortgage-backed and commercial mortgage-backed securities and municipal bonds. The fair value measurements that were based on Level 2 inputs comprise 96.7% of the fair value of the total investment portfolio.
     (these changes incorporated in responding to comment 2)
•	Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable and/or involve management judgment and/or are based on non-binding broker quotes. The fair value measurements that were based on Level 3 inputs comprise 0.4% of the fair value of the total investment portfolio.
(response to comment 3)
For corporate, government and municipal bonds, the third-party pricing service utilizes a pricing model with standard inputs that include benchmark yields, reported trades, issuer spreads, two-sided markets, benchmark securities, market bids/offers, and other reference data observable in the marketplace. The model uses the option adjusted spread methodology and is a multi-dimensional relational model. All bonds valued under these techniques are classified as Level 2.
For asset-backed, residential mortgage-backed and commercial mortgage-backed securities, the third-party pricing service valuation methodology includes consideration of interest rate movements, new issue data, monthly remittance reports and other pertinent data that is observable in the marketplace. This information is used to determine the cash flows for each tranche and identifies the inputs to be used such as benchmark yields, prepayment assumptions and collateral performance. All asset-backed, residential mortgage-backed and commercial mortgage-backed securities valued under these methods are classified as Level 2.
Also included in Level 2 valuation are interest rate swap agreements the Company utilizes to hedge the floating interest rate on its debt, thereby changing the variable rate exposure to a fixed rate exposure for interest on these obligations. The estimated fair value of the interest rate swaps is obtained from the third-party financial institution counterparties and measured using discounted cash flow analysis that incorporates significant observable inputs, including the LIBOR forward curve, derivative counterparty spreads, and measurements of volatility.
The Level 3 securities consist of 18 securities totaling $4.6 million or 0.4% of the total investment portfolio. These primarily represent asset-backed securities and corporate debt securities that have a principal protection feature supported by a U.S. Treasury strip. To fair value these securities the third-party investment manager uses a combination of methods. Non-binding broker/dealer quotes are used on 6 holdings. Benchmarking techniques based upon industry sector, rating and other factors are used on 10 holdings. Two holdings are valued using a model such as Yield Book with inputs based on information unobservable in the marketplace.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis, classified by the valuation hierarchy as of March 31, 2010 (in thousands):

		Fair Value Measurements Using
		Quoted Prices
		in Active
		Markets for	Significant Other	Significant
	March 31,	Identical	Observable	Unobservable
	2010	Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Debt Securities:
U.S. Government and agencies	$25,179	$—	$25,179	$—
Obligations of states and political subs	527,996	—	527,996	—
Corporate securities	316,821	—	315,669	1,152
Redeemable preferred stocks	4,605	4,605	—	—
Residential mortgage-backed securities	212,783	—	212,782	1
Commercial mortgage-backed securities	30,303	—	30,303	—
Other asset-backed securities	23,725	—	20,247	3,478

Total debt securities available for sale	1,141,412	4,605	1,132,176	4,631

Equity Securities:
Perpetual preferred stock	13,933	13,933	—	—
Common stock	15,299	15,299	—	—

Total equity securities available for sale	29,232	29,232	—	—

Total securities available for sale	$1,170,644	$33,837	$1,132,176	$4,631

Derivatives — interest rate swaps	$(6,202)	—	$(6,202)	—

The following table presents changes in Level 3 available for sale investments measured at fair value on a recurring basis as of March 31, 2010 (in thousands):

Fair Value
Measurement
Using Significant
Unobservable
Inputs - Level 3
Balance as of January 1, 2010	$4,161
Total gains or losses (realized/unrealized):
Included in earnings	(27)
Included in other comprehensive income	45
Purchases, issuances and settlements	420
Transfers in and out of Level 3	32

Balance as of March 31, 2010	$4,631

Total credit losses for the period that are included in earnings attributable to the change in unrealized losses on Level 3 assets still held at the reporting date amounted to $47,000.
The Company’s policy on recognizing transfers between hierarchy levels is determined at the end of the reporting period. During the quarter ended March 31, 2010, there were no transfers in or out of level 1 securities, and no transfers into level 2 securities. There was one structured security that was transferred out of level 2 and into level 3, because it was determined that its fair value could no longer be obtained using sufficient observable inputs. There were no securities transferred out of level 3.
Definitive Proxy Statement on Schedule 14A
General
4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Management’s Response:
In response to Comment #4 on the Schedule 14A, under General, we have not included any disclosure in response to Item 401(s). The basis and process for our conclusion are provided below.
During the 4th Quarter of 2009 and the 1st Quarter of 2010, we carried out a review and assessment under the supervision of the Compensation Committee, and management, including the Company’s chief executive officer, chief financial officer, general counsel and head of human resources, of our compensation policies and practices for our employees (including non-executive officers) to determine whether such policies and practices were reasonably likely to have a material adverse effect upon the Company. The working group reviewed the types of compensation plans described in the Company’s Compensation Discussion and Analysis with a particular emphasis on the Company’s annual bonus and long-term incentive plans and noted the following with respect to the Company’s compensation policies and practices: (1) the Compensation Committee, based upon recommendations of Towers Perrin, developed incentive compensation plans, which are largely driven by the creation of long-term shareholder value; not revenue nor gross written premium growth; (2) the Company’s long-term incentive plan (the “LTIP”) is a 3 year performance period, which generally matches the Company’s reserve development patterns and is intended to encourage disciplined underwriting, controlled growth with extensive due diligence, consistent and discipline reserving and pricing, consistent claims handling, consistent and conservative investing activities, and a focus on longer term profitability; (3) the targets established to achieve the annual bonus plan and the LTIP are designed so they are consistent with and promote the Company’s disciplined underwriting and investing philosophies; (4) the Company has a detailed Corporate Code of Conduct that is applicable to all of the Company’s associates which, among other things, prohibits fraud for the financial benefit of the Company and which encourages the timely and accurate reporting of the financial results of the Company; violations will result in disciplinary action against any associate who has been found to have violated these provisions, including termination; (5) the Company’s senior executive officers are subject to employment agreements that include provisions which permit the Company to terminate “for cause” officers who among other things, engage in dishonesty and/or misconduct that is materially injurious to the Company, which would also result in the forfeiture of any unvested stock awards and unpaid cash due under the LTIP; Section 304 of the Sarbanes-Oxley Act of 2002 requires the Chief Executive Officer and the Chief Financial Officer to disgorge bonuses and other incentive or equity based compensation where an accounting restatement is required due to material noncompliance of the issuer with any financial reporting requirement under the securities laws as a result of misconduct; (7) the Company has an internal control system, which is subject to the review of its outside auditor, designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements for external purposes, in accordance with accounting principles generally accepted in the United States of America; and (8) the Company has several operating controls, such as, underwriting and claim audits, due diligence over new business and acquisitions, and evaluation of risks through an enterprise risk management process.
As a result of this review and assessment, we concluded that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect upon the Company; and therefore, no disclosure was required in the Company’s Schedule 14A.
Compensation Discussion & Analysis, page 16
5.	Please revise the section entitled “Annual Bonuses” to provide the following additional information:
a.	The actual percentage of target at which the bonus pool was funded.

b.	The targeted levels of return on equity, earnings per share, combined ratio, net operating income, gross written and net earned premium, rate and underwriting changes, leverage ratios, investment income and commission revenue.

c.	The actual level of each of these financial performance objectives that were achieved by the company.

d.	The individual goals that were established for each NEO and the assessment of achievement of each such individual goal by the Committee. To the extent any of these individual goals were quantitative, provide the quantitative targeted levels of performance and compare them to actual levels achieved.

e.	The percentage of salary the bonus of each NEO represented as compared to the targeted percentage of salary.
Management’s Response:
In response to comment #5 on the Schedule 14A, under Compensation Discussion & Analysis, we have provided the purposed revised disclosures that will be included under the section entitled “Annual Bonuses” in an amendment to our Form 10-K. We have included the original disclosures as filed in our Schedule 14A, followed by the proposed expanded disclosures as requested. The proposed expanded disclosures are indicated in bold and underlined below.

Annual Bonuses
Original Disclosures:
In addition to base salaries, we have established an annual bonus plan (the “Bonus Plan”), which is an incentive based plan for our executive officers. We believe performance based cash bonuses are an important factor in providing incentives to executive officers to achieve corporate performance objectives. Criteria for determining the named executive officers’ annual incentive bonus includes achievement of corporate performance objectives, corporate performance, personal contribution to our success, achievement of individually established goals and market data for our competitors in the insurance industry.
The Bonus Plan is a discretionary cash bonus plan premised upon a targeted growth in net after-tax earnings on a year over year basis. Each year, the Committee and our Board of Directors establish a new target based upon prior year performance and the forecasted performance levels anticipated for the following year. If the minimum threshold is met, the Bonus Plan is funded from 0% up to a maximum cap of 120% of the targeted bonus pool. The amount of the bonus pool is established by aggregating the individual targets for each participant, which is a percentage of the employee’s salary. An employee’s actual award may be above or below his or her target based upon achievement of corporate performance objectives and their individual performance for the year.
At the end of the year, the Committee and the Board of Directors review our performance in relation to the pre-determined performance targets and then finalize the total bonus pool available to pay cash bonuses to the executive officers and the management team based upon achievement of our corporate and individual goals. Ultimately, all targets and actual awards are reviewed and approved by the Committee and the Board of Directors.
For 2009, the Committee established fifteen performance objectives for the Company. The performance goals included financial, operational and entity-wide control objectives. The financial objectives included targets for return on equity, earnings per share, combined ratio, net operating income, gross written and net earned premium, rate and underwriting changes, leverage ratios, investment income and fee and commission revenue. The operational goals included implementation of a limited number of new programs, development and implementation of certain information technology initiatives, consideration of strategic acquisitions and continued integration of ProCentury. Further, the entity-wide control objectives included implementation of a risk assessment policy, maintenance of the internal controls over financial reporting and continued compliance with Section 404. In February 2009, the Board of Directors, upon recommendation of the Committee, established target bonus awards, based on a percentage of salary for each named executive officer. In February 2010, the Committee determined that the Company achieved substantially all of the performance objectives established for the year and recommended the following annual bonuses: Robert S. Cubbin — $455,000; Christopher J. Timm — $173,000; Karen S. Spaun — $158,000; Michael G. Costello — $158,000; and Stephen A. Belden — $138,000. The Committee’s recommendations were reviewed and approved by the Board of Directors on February 12, 2010.

Revised Disclosures:
In addition to base salaries, we have established an annual bonus plan (the “Bonus Plan”), which is an incentive based plan for our executive officers. We believe performance based cash bonuses are an important factor in providing incentives to executive officers to achieve corporate performance objectives. Criteria for determining the named executive officers’ annual incentive bonus includes achievement of corporate performance objectives, corporate performance, personal contribution to our success, achievement of individually established goals and market data for our competitors in the insurance industry.
The Bonus Plan is a discretionary cash bonus plan premised upon a targeted growth in net after-tax earnings on a year over year basis. Each year, the Committee and our Board of Directors establish a new target based upon prior year performance and the forecasted performance levels anticipated for the following year. If the minimum threshold is met, the Bonus Plan is funded from 0% up to a maximum cap of 120% of the targeted bonus pool. The amount of the bonus pool is established by aggregating the individual targets for each participant, which is a percentage of the employee’s salary. An employee’s actual award may be above or below his or her target based upon achievement of corporate performance objectives and their individual performance for the year.
At the end of the year, the Committee and the Board of Directors review our performance in relation to the pre-determined performance targets and then finalize the total bonus pool available to pay cash bonuses to the executive officers and the management team based upon achievement of our corporate and individual goals. Ultimately, all targets and actual awards are reviewed and approved by the Committee and the Board of Directors.
(response to b, c, and d)
For 2009, the Committee established fifteen performance targets for the Company, including the Chief Executive Officer and his direct reports. With the exception of net operating income, these targets are guidelines as opposed to absolute targets. The Company’s flexible business model provides diversification in revenue sources to manage through various cycles of the insurance market while maintaining a focus on underwriting discipline and net operating profits as opposed to top-line growth. The performance goals included financial, operational and entity-wide control objectives. The financial objectives included minimum targets for return on equity of 10.5% or better, earnings per share net operating income of $0.80,a combined ratio of 97% or less, net operating income of $49.0 million or better. The remaining targets are guidelines and are subject to change based upon the market conditions. Gross written premium of $695.0 million and net earned premium of $550.0 million, rate and other underwriting changes of 5.0% of gross written premium, in addition to these guidelines we state that our targeted gross and net leverage ratios should not exceed 3 to 1 on a gross written premium basis and 2.5 to 1 on a net written premium basis, investment income of $49.0 million and fee and commission revenue of $40.0 million. The actual results for these financial objectives were 12.0% for return on equity, $0.93 for earnings per share net operating income, 92.6% for the combined ratio, $53.5 million for net operating income, $688.7 million for gross written premium, $539.6 million for net earned premium, our actual leverage ratios were 2.0 to 1 for gross and 1.6 to 1 for net, $50.4 million of investment income and $37.9 million in fee and commission income. Additionally, as a result of a continued soft market we achieved a 2.4% gross written premium decrease in rate. Offsetting this rate decrease we were able to make other underwriting changes to ensure price adequacy overall. The impact of these underwriting changes are considered in our price adequacy measures. The combination of the underwriting improvements and the rate changes produced loss ratio improvements which exceeded the improvement contemplated in the targeted 5% rate increase. The operational goals included implementation of a limited number of new programs, development and implementation of certain information technology initiatives, consideration of strategic acquisitions and continued integration of ProCentury. Further, the entity-wide control objectives included continuance of our risk assessment policy, maintenance of the internal controls over financial reporting and continued compliance with Section 404.
(response to a, and e)
In February 2009, the Board of Directors, upon recommendation of the Committee, established target bonus awards, based on a percentage of salary for each named executive officer. In February 2010, the Committee determined that the Chief Executive Officer and his direct reports achieved substantially all of the performance objectives established for the year and funded the annual bonus pool at 85% of the aggregate pool. The Committee recommended the following annual bonuses: Robert S. Cubbin — $455,000; Christopher J. Timm — $173,000; Karen S. Spaun — $158,000; Michael G. Costello — $158,000; and Stephen A. Belden — $138,000. Mr. Cubbin’s bonus equaled approximately 70% of his annual salary, Mr. Timm’s bonus equaled approximately 45% of his annual salary, and Ms. Spaun, Mr. Costello and Mr. Belden’s equaled approximately 50% of their annual salaries. The Committee’s recommendations were reviewed and approved by the Board of Directors on February 12, 2010.
6.	Please revise the section entitled “Long Term Incentive Plan Compensation” to disclose the return on equity target and the actual level of return on equity achieved by the company for the two year 2007-2008 performance cycle used to make awards in 2009.
Management’s Response:
In response to comment #6 on the Schedule 14A, under Compensation Discussion & Analysis, we have provided the purposed revised disclosures that will be included under the section entitled “Long Term Incentive Plan Compensation” in an amendment to our Form 10-K. We have included the original disclosures as filed in our Schedule 14A, followed by the proposed expanded disclosures as requested. The proposed expanded disclosures are indicated in bold and underlined below.
Long Term Incentive Plan Compensation
Original Disclosures:
We provide the opportunity for our named executive officers and other executives to earn a long-term incentive award under our Long Term Incentive Plan (the “LTIP”). The LTIP is intended to provide an incentive to management to improve performance over a three-year period, thereby increasing shareholder value. The LTIP is not discretionary and is based upon a target for an average three-year return on beginning equity. One-half of any LTIP award is paid in cash and one-half is paid in common stock. The cash portion of the award is paid in three annual installments, with the first payment being paid as of the end of the performance period. The remaining two payments would be paid in the subsequent two years. Any unpaid portion of a cash award is subject to forfeiture if the participant voluntarily leaves, or is discharged for cause. The stock portion of the award is issued as a stock award under the terms and conditions of our 2002 Amended and Restated Stock Option Plan or 2009 Equity Compensation Plan as of the end of the performance period. The number of shares of common stock awarded is based upon the closing stock price at the beginning of the performance period. A participant’s percentage is established by the Committee and the Board in advance of any new LTIP award.

A participant’s targeted award is established at the beginning of the three-year performance period. The participant’s target is a percentage of his or her salary. The Chief Executive Officer and the executive officers awards are capped at 160% of their respective salaries. Ultimately, all targets and actual awards under the LTIP are reviewed and approved by the Board of Directors both at inception and distribution.
On February 9, 2007, the Committee and the Board of Directors approved the targets for the 2007-2009 performance period (“2007 LTIP Grant”). However, with the ProCentury merger, the Committee and Board of Directors determined that the Company’s opportunity for successfully integrating the ProCentury merger would be heightened and shareholder value increased, if all participants were in the same equity-based plan beginning in 2009. As a result, the Committee approved the termination of Company’s 2007-2009 LTIP Grant effective December 31, 2008. The 2007 – 2009 participants received their award based on a two-year performance period, rather than a three-year period. Therefore, the total award was approximately two-thirds of the original three-year award. On February 13, 2009, the Committee and the Board of Directors approved a 100% distribution of the LTIP award for the 2007-2008 plan years, as described above, based upon the Company’s performance over the amended two-year performance period. Participants received the stock portion of the award, along with one-third of the cash portion of the award. Participants received the second one-third cash payment in February 2010 and will receive their last cash payment in February 2011, subject to applicable forfeiture provisions.
Thereafter, the Company established a new 2009 – 2011 LTIP Grant (“2009 LTIP Grant”) based upon a newly established target for an average three-year return on beginning equity and growth in net operating income. Participants are not eligible for any awards under the 2009 – 2011 LTIP Grant until December 31, 2011, which is the end of the performance period.
Revised Disclosures:
We provide the opportunity for our named executive officers and other executives to earn a long-term incentive award under our Long Term Incentive Plan (the “LTIP”). The LTIP is intended to provide an incentive to management to improve performance over a three-year period, thereby increasing shareholder value. The LTIP is not discretionary and is based upon a target for an average three-year return on beginning equity. One-half of any LTIP award is paid in cash and one-half is paid in common stock. The cash portion of the award is paid in three annual installments, with the first payment being paid as of the end of the performance period. The remaining two payments would be paid in the subsequent two years. Any unpaid portion of a cash award is subject to forfeiture if the participant voluntarily leaves, or is discharged for cause. The stock portion of the award is issued as a stock award under the terms and conditions of our 2002 Amended and Restated Stock Option Plan or 2009 Equity Compensation Plan as of the end of the performance period. The number of shares of common stock awarded is based upon the closing stock price at the beginning of the performance period. A participant’s percentage is established by the Committee and the Board in advance of any new LTIP award.
A participant’s targeted award is established at the beginning of the three-year performance period. The participant’s target is a percentage of his or her salary. The Chief Executive Officer and the executive officers awards are capped at 160% of their respective salaries. Ultimately, all targets and actual awards under the LTIP are reviewed and approved by the Board of Directors both at inception and distribution.
(response to return on equity target)
On February 9, 2007, the Committee and the Board of Directors approved the targets for the 2007-2009 performance period (“2007 LTIP Grant”). The Return on Equity targets in the plan for that period were established and approved by the Compensation Committee in the 4th quarter of 2006. The targets are based upon compound average growth rates (“CAGRs”) of net operating income. To achieve 100% of the LTIP, the Company needed to achieve a 3 year annual average ROE on beginning equity of 13.1% and / or a CAGR of 17% of net operating income. As a result of the capital raised in 2007 in which 6.4 million additional shares were issued, the original grid that correlates our net income to return on equity targets was disconnected. In addition, with the successful completion of the ProCentury merger on July 31, 2008 in which 21.1 million shares were issued, the Committee retained Towers Perrin for the purpose of developing a plan, which would include select associates from ProCentury. It was important to develop a Long-Term Incentive Plan where all participating associates would be working towards one common financial target. Therefore, with the ProCentury merger, the Committee and Board of Directors determined that the Company’s opportunity for successfully integrating the ProCentury merger would be heightened and shareholder value increased, if all participants were in the same equity-based plan beginning in 2009. As a result, the Committee approved the termination of Company’s 2007-2009 LTIP Grant effective December 31, 2008. The 2007 – 2009 participants received their award based on a two-year performance period, rather than a three-year period. Therefore, the total award was approximately two-thirds of the original three-year award. On February 13, 2009, the Committee and the Board of Directors approved a 100% distribution of the LTIP award for the 2007-2008 plan years based upon the Company’s performance over the amended two-year performance period.
(response to return on equity actual)
For the two year period ended December 31, 2008, the return on beginning equity, after adjusting for the disconnect related to 6.4 million additional shares issued in 2007, was 12.6% compared to the target of 13.1% for the three year period ended December 31, 2009. The CAGR on net operating income from the year ended December 31, 2006 to the year ended December 31, 2008 was 32.9% compared to a target of 17.0% for the three year period ended December 31, 2009. We also exceeded the 2 year 2007 and 2008 net operating income target by $12.1 million. Therefore, having exceeded the net operating income target, the Committee determined that it was appropriate to award 100% of the LTIP for the amended two-year performance period and start a new LTIP for 2009. Participants received the stock portion of the award, along with one-third of the cash portion of the award. Participants received the second one-third cash payment in February 2010 and will receive their last cash payment in February 2011, subject to applicable forfeiture provisions.
Thereafter, the Company established a new 2009 – 2011 LTIP Grant (“2009 LTIP Grant”) based upon a newly established target for an average three-year return on beginning equity and growth in net operating income. Participants are not eligible for any awards under the 2009 – 2011 LTIP Grant until December 31, 2011, which is the end of the performance period.

* * *
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.
Sincerely,

/s/ Robert S. Cubbin	/s/ Karen M. Spaun
Robert S. Cubbin	Karen M. Spaun
Chief Executive Officer	Senior Vice President and
Chief Financial Officer